INVEST IN **BLACK SANDS, THE ANIME**

# A historic fan owned anime based on the best selling success of Black Sands, the Seven Kingdoms



BLACK SANDS
THE ANIME

blacksands.com Newark, DE









Minority Founder | Entertainment | Media | Repeat Founder

## Highlights

**Repeat Founder**

Founder has started a previous company funded with $2M+

1. Anime based off the most popular black indie comic series in the nation.
2. Massive social media presence with well over 2 million monthly impressions across platforms.
3. $4 million+ in revenue generated from the original comics of Black Sands, the Seven Kingdoms.

4　Strong industry connections due to President Carl Reed's affiliation with Lion Forge Animation

5　Carl Reed brings solid and proven distribution models for the show, as seen in his other titles sold

6　Star talent recruited for production, such as Debra Wilson, Michael Venom Page, and Eddie Griffin.

# Featured Investors

 **michael venom page**　Follow　Invested $10,000 ⓘ

**UFC fighter and martial arts expert based out of the UK.**

"Excited to work on the Black Sands anime and bringing Ausar to life on the big screen"

 **Kevin Brown**
**Syndicate Lead**　Follow　Invested $40,000 ⓘ

**Enjoy providing micro-investments in a diverse set of small businesses that are trying to grow their businesses. mathsociety.io**

"Manuel's bold declaration the first time I met him several years ago, 'We're not waiting for Hollywood or nobody,' sets the stage for Black Sands Anime. This Black Sands anime is the exciting continuation of that inspiring vision. Bringing a Black anime to theaters would be a groundbreaking achievement! I am confident that Manuel Godoy and Carl Reed will make this a success! This is the kind of community collaboration one wants to see. Two industry heavyweights are joining forces to create something truly amazing that we can all be proud of! It'll be backed by the passionate support of the streets and the fans, this is an authentic combination!"

# Our Team



### Manuel Godoy  CEO

Award-winning best selling author and founder of Black Sands Entertainment, the most popular black indie comic publisher in the nation. Personally responsible for millions of dollars in sales and a strong social media empire.



### Manuel Godoy  CEO

Renowned author of Black Sands Entertainment and amazing CEO. Manuel Godoy helped grow a comic book series into a publishing empire. His performance on Shark Tank propelled his brand to amazing heights and he uplifts kids across the nation.



### Carl Reed  President

Former Chief Creative Officer and President of Lion Forge Animation. His career includes 20 years in media creation. Currently the CEO of Composition Media with a slate of animated properties already sold in the industry.



### Geiszel Godoy  CFO

Longstanding logistics expert of Black Sands Entertainment, Geiszel plays a vital role in coordination between the producing companies and the animated property.

# A TRULY FAN OWNED ANIME

# What is the offer?

We are giving revenue share to our investors in the upcoming 3 part feature of Black Sands, the Anime. This is a specific project based on Black Sands, the Seven Kingdoms. This offer is limited

exclusively to these three episodes, all distribution and exploitation of the film/tv rights. This is not an investment in Black Sands Entertainment Inc. This investment is in Black Sands First Act Co.

## What is Black Sands?


Overview
BLACK SANDS
composition
Animated Series
Composition Media x Black Sands Entertainment
Black Sands:
A Cultural
Phenomenon


Overview
BEAT
COMICS CULTURE
Birmingham publishing company creates stories that children of color don't often see
Entertainment gets $500K
AFROTECH
In the Spotlight,
Beyond the Hype.
Universally Celebrated
'Black Sands' is a media darling. Esteemed platforms like Publishers Weekly, CBR, and Atlanta Blackstar have thrown the spotlight on us, signaling the series' critical acclaim and industry-wide recognition.

## THE LOOK









# What's the Ask?

We are seeking the production budget for the Black Sands

We are seeking the production budget for the Black Sands anime. The funds we secure here will go toward funding the Black Sands animated property, including the hundreds of animators deployed during the process.

Composition Media has made many animated properties in the past, indicating that with enough funding, the anime should be completed and done in a timely fashion.





BREAKING BOUNDARIES
Productions



## TEAMS

The Creators

### The Heart and Soul of Black Sands.



Manuel Godoy



Geiszel Godoy



The Producers



Together, we can change media.
Composition Media
Carl Reed
Rich Morris
Kianna Reed
Akhil Verma









## PRESUMED CAST





EDDIE GRIFFIN
Cast as Tehuti in Black Sands

BLACK SANDS




DEBRA WILSON FROM
STAR WARS JEDI CASTED
AS NUIT IN BLACK SANDS

More To be announced later...

# PRODUCTION


Project Timeline
BLACK SANDS
composition media
Spring 2024
Summer 2024
Fall 2024
Winter 2025
Spring 2025
Summer 2025
Preproduction
Voice Recording
Production
Visual Effects
Post Production
Completion

**Proposed timeline. External factors could affect release date.

# RETURN ON INVESTMENT

Bottom line is we are sharing the profits with the fans! Investors will get a premium of 110% their investment from gross receipts, and an additional 30 - 33% of Net Receipts on the production. Details on production, and ROI are below. There is a much more detailed version in the deck for you to download.



Theatrical
Revenue
Home Entert.
Revenue
Television
Revenue
VOD
Revenue
Ancillary
Revenue
Gross Revenue Received by Distributors
Recoup P&A Costs
Net Revenue Received by Distributors
Distribution Fees & Expenses
Revenue Attributable to Production Company
Sales Agent Costs
Funds available for Debt Service
Debt Service
Funds Available for Investors Repayment
Repay Investors
Profit Share to 3rd Parties
Profit Share
'aterfall

*Forward-looking projections cannot be guaranteed.*



BUSINESS MODEL
BLACK SANDS
composition
media
Business Model
Theatrical Revenue:
Broadcasting Rights:
Sponsorships and Partnerships:
Home Media and Digital Sales:
RAKISH, YOU HAVE SHOWN KINDNESS TO MY SON WITHOUT KNOWING WHO HE WAS.
TAKE THIS EMBLEM TO MEMPHIS AND TELL THE GUARDS, NUIT SENT YOU.
IF YOU PROVE YOURSELF WORTHY, YOU SHALL HAVE A MUCH MORE ELEVATED LIFE THAN YOU CURRENTLY DO.
I DO NOT REWARD PEOPLE FOR THEIR DEEDS BUT I DO GIVE THEM OPPORTUNITIES.
We feel that Black Sands may be a profitable venture but also a significant contributor to the evolution of the animation industry.







**Mitigating Investment Risk:**

**Tax Credits & Grants**.

**Strong Partnership Backbone**

**Investment Blueprint**



# FINAL STATEMENT

As the CEO of the production, I pride myself in never failing. For years, Black Sands has done everything they said they would do and always looked out for our investors. This is the chance to not only succeed, but put actual wealth into the hands of our community. It's time to break the wheel and forge our own future.

As I have said for years, **NO MORE SLAVE STORIES, TIME FOR KINGS!**



# Downloads



[Black Sands Anime Deck Final.pdf](#)